Media Release
Planegg/Munich, Germany, November 2, 2023

MorphoSys To Showcase Phase 3 MANIFEST-2 Data on Pelabresib in Myelofibrosis in Oral Presentation at 2023 ASH Annual Meeting

Following topline results expected in the coming weeks, the oral session at ASH 2023 in December will provide detailed findings from MANIFEST-2

Investor event focused on MANIFEST-2 with MorphoSys management and medical experts will be hosted onsite on Monday, December 11

Additional ASH 2023 presentations will highlight new findings from the Phase 2 MANIFEST study of pelabresib and clinical and preclinical studies of tafasitamab
MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced that data from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis will be presented during an oral presentation on Sunday, December 10, at the 65th American Society of Hematology (ASH) Annual Meeting and Exposition. The conference is being held in San Diego, California, from December 9 to 12, 2023.

“Pelabresib represents an opportunity to meaningfully improve the standard of care for patients with myelofibrosis, a community in dire need of more effective and well-tolerated treatment options,” said Tim Demuth, M.D., Ph.D., MorphoSys Chief Research and Development Officer. “We will be sharing topline results from our pivotal MANIFEST-2 study in the coming weeks and look forward to presenting detailed findings at ASH 2023 shortly thereafter. We are very excited about the potential of pelabresib and grateful for the efforts of everyone who is contributing to this research – the investigators, clinical trial staff members, our employees and, most importantly, every patient and caregiver.”

MANIFEST-2 is a global, multicenter, double-blind, Phase 3 study investigating pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis (those who have not been previously treated with a JAK inhibitor). A total of 431 patients were randomized in the study, making it one of the largest myelofibrosis studies conducted to date.

The primary endpoint of the study is the proportion of patients who achieve a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. A key secondary endpoint is the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50), as measured by the Myelofibrosis Symptom Assessment Form v4.0, from baseline at 24 weeks. The study is also assessing the absolute change in total symptom score (TSS) from baseline at week 24, percentage change in TSS from baseline at week 24, progression-free survival, overall survival, duration of the splenic and total symptom score responses, and improvement in bone marrow fibrosis, among other endpoints.

One additional abstract on pelabresib and six abstracts on tafasitamab, marketed in the U.S. as Monjuvi® and outside the U.S. by Incyte as Minjuvi®, were accepted for presentation and publication at ASH 2023.

ASH 2023 Accepted Abstracts
Abstracts listed below include both MorphoSys-led and partner abstracts.

Abstract Title	Abstract Number	Date/Time
Pelabresib
ORAL Pelabresib in Combination with Ruxolitinib for Janus Kinase Inhibitor Treatment-Naïve Patients with Myelofibrosis: Results of the MANIFEST-2 Randomized, Double-Blind, Phase 3 Study	#628	Sunday, December 10, 4:30 p.m. – 6:00 p.m. PST / Monday, December 11, 1:30 a.m. – 3:00 a.m. CET Presentation Time: 5:15 p.m. PST
POSTER Assessment of Minimal Clinically Important Difference in Patient-Reported Myelofibrosis-Associated Symptoms Using an Anchor-Based Analysis Based on MANIFEST Arm 3 Data	#3195	Sunday, December 10, 6:00 p.m. – 8:00 p.m. PST / Monday, December 11, 3:00 a.m. – 5:00 a.m. CET
Tafasitamab
ORAL Tafasitamab for the Treatment of Relapsed/Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL) in the US Real-World Setting	#265	Saturday, December 9, 2:00 p.m. – 3:30 p.m. PST / 11:00 p.m. – 12:30 a.m. CET Presentation Time: 2:00 p.m. PST
POSTER Real-World Use of Tafasitamab (tafa) for Relapsed or Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL) Among Racial and Ethnic Minorities in the United States	#2415	Saturday, December 9, 5:30 p.m. – 7:30 p.m. PST / Sunday, December 10, 2:30 a.m. – 4:30 a.m. CET
POSTER Tafasitamab in Combination with a CD20xCD3 Bispecific T-cell Engager Significantly Prolongs Survival in Preclinical Lymphoma Models	#2813	Sunday, December 10, 6:00 p.m. – 8:00 p.m. PST / Monday, December 11, 3:00 a.m. – 5:00 a.m. CET
PUBLICATION
realMIND: A Prospective and Retrospective Study to Characterize Real-World Use of Tafasitamab Plus Lenalidomide in US Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma, With a Focus on Patients from Minority Groups
	N/A	N/A
PUBLICATION
Estimates of Survival and Life Expectancy with Tafasitamab plus Lenalidomide in the L-MIND Study Compared with Real-World Standard-of-Care for Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma
	N/A	N/A
PUBLICATION
A Multicenter, Open-label, Phase 1b/2 Study to Evaluate the Effects of Maplirpacept in Combination with Tafasitamab and Lenalidomide in People with Relapsed or Refractory Diffuse Large B-cell Lymphoma
	N/A	N/A

MorphoSys Events at ASH 2023
MorphoSys will host an in-person investor event with the company’s management team and medical experts to review the detailed findings of the Phase 3 MANIFEST-2 study. The event, taking place on Monday, December 11, at the Hilton Bayfront Hotel, will start with a networking breakfast at 6:30 a.m. PST and continue with a formal presentation at 7:00 a.m. PST (10:00 a.m. EST / 4:00 p.m. CET). A webcast will also be available for those not attending ASH 2023 in person, accessible on the Investors section of MorphoSys' website (www.morphosys.com).

Please refer to the ASH 2023 online program for full session details and data presentation listings and visit the MorphoSys booth (#2405) onsite.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities. Its safety and efficacy have also not been established in a pivotal trial.

The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, multicenter, double-blind, randomized Phase 3 clinical trial with pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis (those who have not been previously treated with a JAK inhibitor). The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. A key secondary endpoint is a 50% or greater improvement in total symptom score (TSS50), as measured by the Myelofibrosis Symptom Assessment Form v4.0, from baseline at 24 weeks. The study is also measuring the absolute change in total symptom score (TSS) at week 24, percent change in TSS at week 24, progression-free survival, overall survival, duration of the splenic and total symptom score responses, and improvement in bone marrow fibrosis, among other endpoints. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

About MANIFEST
MANIFEST (NCT02158858) is an open-label Phase 2 clinical trial of pelabresib in patients with myelofibrosis and high-risk essential thrombocythemia.

The MANIFEST trial is evaluating pelabresib in combination with ruxolitinib in JAK-inhibitor-naïve myelofibrosis patients (Arm 3), with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. The trial is also evaluating pelabresib either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1) or as add-on therapy in combination with ruxolitinib in patients with a suboptimal response to ruxolitinib or myelofibrosis progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a ≥35% spleen volume reduction from baseline after 24 weeks of treatment. The study is also evaluating pelabresib as a monotherapy in patients with high-risk essential thrombocythemia who are intolerant of, or refractory to, hydroxyurea (Arm 4). The primary endpoint for patients in Arm 4 is complete hematological response rate after one cycle, or 21 days, of treatment. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST trial sponsor.
About Myelofibrosis
Myelofibrosis, which belongs to a group of diseases called myeloproliferative disorders, is a difficult-to-treat form of blood cancer that’s characterized by bone marrow fibrosis (a buildup of scar tissue in the bone marrow), spleen enlargement and anemia (low red blood cell counts) often requiring periodic blood transfusions. Patients with myelofibrosis can also suffer from a range of physical symptoms, including severe fatigue, night sweats, itching, increased bleeding and significant pain caused by their enlarged spleen. For many living with myelofibrosis, the combination of symptoms often severely impacts their quality of life. At diagnosis, several factors, such as age, genetics and bloodwork, help determine a patient’s long-term prognosis. About 90% of newly diagnosed patients have intermediate- to high-risk disease, which has a worse prognosis and a higher likelihood of disease-associated symptoms. Today, myelofibrosis treatments revolve around the use of medications called JAK inhibitors, which can improve spleen size, anemia and general symptoms of myelofibrosis but do not address all four hallmarks of the disease. Only about 50% of patients treated with JAK inhibitors achieve adequate symptom control, and, unfortunately, that relief fades with time for many. Patients suffering from myelofibrosis are in critical need of new treatment options.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Please see the U.S. full Prescribing Information for Monjuvi for important safety information.

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Its safety and efficacy for these investigational uses have not been established in pivotal trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada.
XmAb® is a registered trademark of Xencor, Inc.

U.S. Important Safety Information

What are the possible side effects of MONJUVI?
MONJUVI may cause serious side effects, including:
- Infusion reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get fever, chills, rash, flushing, headache, or shortness of breath during an infusion of MONJUVI.

- Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4 F (38 C) or above, or any bruising or bleeding.

- Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4 F (38 C) or above, or develop any signs and symptoms of an infection.

The most common side effects of MONJUVI include:
- Feeling tired or weak
- Diarrhea
- Cough
- Fever
- Swelling of lower legs or hands
- Respiratory tract infection
- Decreased appetite

These are not all the possible side effects of MONJUVI. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.
Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:
-Have an active infection or have had one recently.

- Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.
-You should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.

-Tell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.

-Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.

You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Call your doctor for medical advice about side effects. You may report side effects to the FDA at (800) FDA-1088 or www.fda.gov/medwatch. You may also report side effects to MORPHOSYS US INC. at (844) 667-1992.

Please see the full U.S. Prescribing Information for MONJUVI, including Patient Information, for additional Important Safety Information.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com